

April 21, 2020

James Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway
South Tower, Suite 950
Atlanta, Georgia

Re: EVO Payments, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-38504
Form 8-K filed February 27, 2020

Dear Mr. Kelly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Income Taxes, page 61

1. We note that you have not recorded a valuation allowance against your significant U.S. jurisdiction deferred tax assets, other than the U.S. interest limitation. In light of the objective and verifiable negative evidence in the form of cumulative losses over the three years ended December 31, 2019, please tell us your consideration of providing more robust critical accounting policy disclosures regarding the various judgments and assumptions made in determining the deferred tax assets are realizable, including a discussion of the degree of uncertainty associated with key assumptions. Such discussion would desirably provide specifics (e.g., projected future taxable income assumes revenue

and margin growth rates of X% and positive net income by what year) as well as a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 34-48960.

Consolidated Financial Statements
Consolidated Statements of Changes in Equity, page 71

2.   We note your presentation of a combined total for equity securities, inclusive of redeemable non-controlling interests. Since redeemable non-controlling interests are classified as mezzanine equity in recognition of the distinction between these interests and permanent equity, please tell us your basis for inclusion of this combined total on the face of your financial statements. Please refer to ASC 480-10-S99-1.

Form 8-K filed February 27, 2020
Non-GAAP Financial Measures, page A-1

3.   We note you describe Adjusted EBITDA and Pro forma adjusted net income as excluding "the impact of net income from consolidated subsidiaries (including related depreciation and amortization)." However, it appears Adjusted EBITDA and Pro forma adjusted net income exclude net income attributable to non-controlling interests in consolidated entities. Please tell us your consideration of revising your description of these measures for clarification.

4.   We note your disclosure of pro forma adjusted net income per share on a historical and forward looking basis. Please disclose a reconciliation of pro forma weighted average common shares used in computing these measures to weighted average common shares as computed under GAAP. Please refer to Instruction 2 to Item 2.02 Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel at 202-551-3823 or Bill Thompson at 202-551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services